September 19, 2005

SENT VIA FEDERAL EXPRESS

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 0510
100 F Street, Northeast
Securities and Exchange Commission
Washington, D.C. 20549-0510

Dear Mr. Decker,

As outside U.S. securities counsel for Altair Nanotechnologies Inc. and its consolidated subsidiaries (collectively, “Altair” or the “Company”), we are writing in response to your letter to Altair dated August 30, 2005 (your “Letter”). Each of our responses is based solely on information we have been provided by Altair. For clarity, each of our responses is preceded by a bolded restatement of your request.

Form 10-Q for the Quarter Ended March 31, 2005

Note 2 - Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

Mr. Rufus Decker
September 19, 2005

1.
We have reviewed your response to comment two. You state that your participation on the development committee is not an obligation to perform a service for Spectrum, but rather represents a right to monitor the status of development. However, section 3.1 of the license agreement appears to obligate you to participate in a “Joint Development Committee.” Further, the responsibilities of the committee are to “manage and oversee the pre-clinical development of Compounds and Products…” The agreement sets forth a process requiring unanimous support on the committee for development decisions and procedures for resoling disputes. This appears to represent more than an option to monitor development status. It appears that you are obligated to actively participate in the decision-making process, at least during the pre-clinical phase of development.

This interpretation appears to be reinforced by your separate obligation, detailed in section 3.2(a) - Responsibilities of Altair, to “use commercially reasonable efforts to assist Spectrum in the pre-clinical development of products and compounds…” Despite the requirement that Spectrum reimburse you for costs incurred in carrying out this obligation, it appears that Spectrum has secured an ongoing right to your services. It is unclear why this right would be secured in the license agreement if Spectrum attributes no value to it.

Accordingly, it appears to us that your continuing obligation under the licensing agreement is an important element of the arrangement and that the earnings process is completed by your performance under the terms of the arrangement, not simply by its origination. Please amend your Forms 10-Q for the quarters ended March 31 and June 30, 2005 to defer the revenue related to the license agreement, or provide us with additional information to help us understand why you believe no amendments are necessary.

Response: Using revenue recognition guidelines established by SAB Topic 13:A1, the Company has analyzed the fact situation regarding License Agreement dated January 28, 2005 (the “License Agreement”) with Spectrum Pharmaceuticals, Inc. (“Spectrum”). In particular, the Company focused on Topic 13:A.3(f) in relation to Altair’s continuing obligations under the License Agreement and the extent to which the earnings process is substantially complete.

Spectrum’s Rights are Separable

Altair owns patents, trademarks, know-how and trade secrets related to certain chemical compounds, generally called RenaZorb. The License Agreement grants to Spectrum an exclusive worldwide license to use, sell, import, make and manufacture RenaZorb for human therapeutic and diagnostic uses. In return, Spectrum has agreed to make upfront, milestone and royalty payments as described in Article 6 of the License Agreement. Article 6.1 of the License Agreement specifically addresses both Upfront and Milestone Payments, and Article 6.1 (a) clearly states that upfront and milestone payments are consideration for the right to enter into the licensing agreement, and the use of Altair’s patents, trademarks, know-how and trade secrets related to RenaZorb. It should be noted that the Company has spent several years researching and developing RenaZorb. The compound has been tested in live animal studies and shown to be effective for the intended purposes.

Mr. Rufus Decker
September 19, 2005

    Altair’s participation in the further development is not essential to the functionality of the product. Spectrum has the expertise necessary to complete development and obtain FDA approval for the product and take product to market. Altair does not, that is the reason, the Company licensed RenaZorb.

Altair Participation on Joint Development Committee

Altair has invested significant corporate resources in RenaZorb. Because the license is exclusive, it is critical that Spectrum’s development effort is successful. Furthermore, Altair may earn $9 to $14 million in additional milestone payments during the development period, an important potential revenue source. Article 3.1 related to the Joint Development Committee (“JDC”) was inserted into the License Agreement at the insistence of Altair, not Spectrum, to maximize the probability that the licensed technology will be successfully developed. Our reasons for viewing the JDC as desirable are twofold. First, Spectrum has the sole right of development but is required to deliver to the JDC a development plan. The development plan allows Altair to monitor the progress of development in relation to Spectrum’s diligence obligations contained in Article 3.5. Second, the JDC provides Altair with a forum to make recommendations for improving the development plan. Ultimately, under Article 3.2 (b), Spectrum has sole responsibility for development and commercialization of RenaZorb. Under Article 3.1 (d), Spectrum also has sole authority to resolve JDC matters. It is important to note that Spectrum’s authority in resolution of JDC matters is absolute, Spectrum is not even required to act “reasonably.” Thus, to a large degree the JDC’s authority is illusory.

In addition, the JDC’s authority is limited to pre-clinical compound and product development matters only. The current development plan anticipates the pre-clinical period will end during the first quarter of 2006; thus, the Company is slightly more than half through the period.

Altair’s Responsibility for Development

Article 3.2 (b) clearly establishes Spectrum’s responsibility for all development activities. Altair assistance may be requested by Spectrum, but only during the preclinical period, and Altair’s obligation is only a reasonable efforts obligation (Article 3.2 (a)). The current development plan anticipates the pre-clinical period will end during the first quarter of 2006. To date, Spectrum has requested no development assistance from Altair.

Their License Agreement does not establish a price for services provided by Altair to Spectrum. Should Spectrum request Altair assistance, any services provided would be provided at a fair value, as negotiated by the parties. Altair’s obligation to provide services at Spectrum’s request did not affect the up-front payment value. Transaction examples contained in SAB Topic 13:A.3(f) are not analogous because any on-going development activities requested by Spectrum will be separate from the core grant of rights set forth in the License Agreement and will not provided at a discount to market value.

Mr. Rufus Decker
September 19, 2005

Conclusion

Based on the preceding analysis, the Company believes that revenue from the License Agreement has been fully earned and properly recognized. The License Agreement grants Spectrum all rights it needs to develop and market RenaZorb, separate from any obligation of Altair to provide services. Altair’s continuing participation obligations under the License Agreement, such its participation on the JDC, are not critical to Spectrum’s development of Renazorb. To the extent Altair does provide additional services to Spectrum, the services will be of a nature that they could be provided by other companies, and Altair will be compensated at fair value. In short, neither Spectrum’s decision to pay an up-front fee nor the amount of that fee was affected by Altair’s continuing obligations and rights.

If you have any questions regarding the foregoing, feel free to call me at the number set forth below or Edward Dickinson, Chief Financial Officer of Altair at (775) 858-3750.

Sincerely,

/s/ Bryan Allen

Bryan T. Allen

As the Chief Financial Officer of the Company, I confirm that the Company’s agreement with, and authorization of, the statements in this letter.

Altair Nanotechnologies, Inc.

/s/ Edward Dickinson

Edward Dickinson, Chief Financial Officer